Exhibit 21

TITAN INTERNATIONAL, INC.
SUBSIDIARIES

Jurisdiction of
Name	Incorporation
Titan Tire Corporation	Illinois

Titan Tire Corporation of Bryan	Ohio

Titan Tire Corporation of Freeport	Illinois

Titan Tire Corporation of Texas	Texas

Titan Wheel Corporation of Illinois	Illinois

Titan Wheel Corporation of Virginia	Virginia